Markforged to Present at Needham Virtual Technology and Media Conference

WATERTOWN, Mass., May 20, 2021 – Markforged (“Markforged” or “the Company”) creator of an integrated metal and carbon fiber additive manufacturing platform, The Digital Forge, today announced that Shai Terem, Markforged’s President and Chief Executive Officer, is presenting at the Needham Technology & Media Conference on Thursday, May 20. The virtual presentation is scheduled for 3:45 p.m. EDT and can be viewed at this link.

Markforged has entered into a definitive business combination agreement with one (NYSE: AONE). Upon completion of the transaction, the combined company will retain the Markforged name and will be listed on the New York Stock Exchange under the ticker symbol “MKFG.”

About Markforged

Markforged transforms manufacturing with 3D metal and continuous carbon fiber printers capable of producing parts tough enough for the factory floor. The Markforged Digital Forge brings the power and speed of agile software development to industrial manufacturing, combining hardware, software, and materials to eliminate the barriers between design and functional parts. Engineers, designers, and manufacturing professionals all over the world rely on Markforged metal and composite printers for tooling, fixtures, functional prototyping, and high-value end-use production. Founded in 2013 and based in Watertown, Mass, Markforged has more than 250 employees globally. Markforged has been recognized by Forbes in the Next Billion-Dollar Startups list, and was listed as the #2 fastest-growing hardware company in the US in the 2019 Deloitte Fast 500. In February 2021, Markforged announced it entered into a definitive agreement to merge with one (NYSE: AONE), a special purpose acquisition company founded and led by technology industry veteran Kevin Hartz. The transaction is expected to close in the summer of 2021, subject to regulatory and stockholder approvals, and other customary closing conditions. The combined company will retain the Markforged name and be listed on the NYSE under the ticker symbol “MKFG”.

About one

one is a special purpose acquisition company sponsored by A* formed for the purpose of effecting a business combination with one or more businesses in the innovation economy. one completed its initial public offering in August 2020 raising $215 million in cash proceeds. A* was founded and is led by technology industry veteran Kevin Hartz.

Participants in the Solicitation

one and Markforged and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the Securities Exchange Commission (the “SEC”). Information about the directors and executive officers of one and Markforged are set forth in one’s Amendment No. 1 to Registration Statement on Form S-4/A filed with the SEC on May 14, 2021 (the “Registration Statement”), and other filings with the SEC that are available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: one, 16 Funston Avenue, Suite A, The Presidio of San Francisco, San Francisco, California 94129, Attention: Secretary. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the one shareholders in connection with the potential transaction will be set forth in the Registration Statement filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of one, the combined company or Markforged, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contact information

Investors
investors@markforged.com

Media
Paulina Bucko

Head of Communications

paulina.bucko@markforged.com